Filed Pursuant to Rule 253(g)(2)

File No. 024-12419

SUPPLEMENT NO 2. DATED OCTOBER 10, 2024

OFFERING CIRCULAR

DATED JULY 25, 2024

Mode Mobile, Inc.

This document supplements, and should be read in conjunction with the Offering Circular dated July 25, 2024 (the “Offering Circular”) of Mode Mobile, Inc., and supplemented on August 19, 2024. The Offering Circular is available HERE and the supplement is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to add non-equity perks to the Offering Circular as described below.

Non-Equity Perks

The Company will grant investors the following non-equity perks based on how much they invest:

Investment Amount	Tier	Cost to Company	Approximate Market Value
$1,000+	Bronze Savings Seminar	$50	Up to $500
$2,500+	Silver Savings Seminar	$50	Up to $1000
$4,949.75+	Gold Savings Seminar	$50	Up To $2,500
$9,949.75+	Sapphire Savings Seminar	$50	Up to $5,000
$15,000+	Platinum Savings Seminar	$50	Up To $10,000

The seminars will cover a number of topics we believe our investors and customers would find beneficial. Topics would include how attendees can get access to discounted products and services, cashback offers, and financial education content. For the cashback offers, the Company enters into marketing arrangements by which the Company is paid by the other companies when a customer accepts a cashback offer. These relationships are disclosed to the customers during the seminar.

The following includes additional details of each seminar level:

Tier	Session Length	Educational Content	Offers
Bronze Savings Seminar	15 minutes	Household Savings	Discounted Products
Silver Savings Seminar	30 minutes	Household Savings	Discounted Products
Gold Savings Seminar	45 minutes	Retirement Planning	Cashback Offers
Sapphire Savings Seminar	60 minutes	Retirement Planning	Cashback Offers
Platinum Savings Seminar	75 minutes	Retirement Planning	Cashback Offers

Each seminar will be pre-recorded and will be led by the Company’s CEO, Dan Novaes and may include special guests from time to time. Investors will be emailed access links to the seminars within 1 month of their investment being confirmed by the Company. The above perks are non-transferable. The Company reserves the right to change the content of each seminar if management believes it is in the best interests of the Company.

The Market Value does not represent the cost to the Company and instead represents what someone may expect to pay for similar information and content if obtained in the open market.

Non-equity perks are cumulative, meaning that if someone invests $15,000 or more in the Offering, they will earn all of the above perks.